UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2025

AMCOR PLC

(Exact name of registrant as specified in its charter)

Jersey	001-38932	98-1455367
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

83 Tower Road North
Warmley, Bristol
United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip Code)

+44 117 9753200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	AMCR	The New York Stock Exchange
1.125% Guaranteed Senior Notes Due 2027	AUKF/27	The New York Stock Exchange
5.450% Guaranteed Senior Notes Due 2029	AMCR/29	The New York Stock Exchange
3.950% Guaranteed Senior Notes Due 2032	AMCR/32	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On March 12, 2025, Amcor Flexibles North America, Inc. (“AFNA”), a wholly-owned subsidiary of Amcor plc (“Amcor”), priced a private offering of guaranteed senior notes in an aggregate principal amount of $2.2 billion (collectively, the “Notes”). The Notes consist of (i) US$725,000,000 principal amount of 4.800% Guaranteed Senior Notes due 2028, (ii) US$725,000,000 principal amount of 5.100% Guaranteed Senior Notes due 2030 and (iii) US$750,000,000 principal amount of 5.500% Guaranteed Senior Notes due 2035. The offering is expected to close on March 17, 2025, subject to the satisfaction of customary closing conditions. The Notes will be senior unsecured obligations of AFNA and will be unconditionally guaranteed on a senior unsecured basis by Amcor and certain of its subsidiaries that guarantee existing notes issued by AFNA.

Amcor intends to use the net proceeds from the offering to repay certain existing indebtedness of Berry Global Group, Inc. (“Berry”) in connection with the closing of Amcor’s previously announced merger with Berry (the “Merger”). All of the Notes, other than the 4.800% Guaranteed Senior Notes due 2028, will be subject to a special mandatory redemption if the Merger is not consummated by five (5) business days after the “Outside Date” under the merger agreement.

The Notes and the guarantees have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or any other jurisdiction. The Notes are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A, “QIBs”) in reliance on Rule 144A under the Securities Act (“Rule 144A”) and to certain non-U.S. persons, in transactions outside the United States, in reliance on Regulation S under the Securities Act (“Regulation S”). Prospective purchasers that are QIBs are hereby notified that the sellers of the Notes may be relying on the exemption from Section 5 of the Securities Act pursuant to Rule 144A. The Notes are subject to certain restrictions on transfer and may only be offered or sold in transactions exempt from, or not subject to, the registration requirements of the Securities Act and other applicable securities laws.

On March 13, 2025, Amcor issued a press release announcing the pricing of the offering. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

This Current Report on Form 8-K does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, the Notes or any other security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release of Amcor plc, dated March 13, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2025

AMCOR PLC

/s/ Damien Clayton
Name: Damien Clayton
Title: Company Secretary